FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 30, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O. Box 10147, #1460 -701 West Georgia Street

Vancouver, B.C. Canada V7Y 1C6

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

        Exhibit 1

    Press Release dated July 30, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:"Bedo H. Kalpakian"

(Signature)

Chairman & Director

Date: July 30, 2003

NEWS RELEASE

July 30, 2003                                                                                                                                Symbols:       LVH.TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH.Berlin Stock Exchange

Las Vegas From Home.com Entertainment Inc. Forms Joint Venture to create On-Line Lottery and Gaming Sites.

Las Vegas From Home.com Entertainment Inc. (the "Company or "Las Vegas") is pleased to announce that it has formed a joint venture with WinWin Gaming Inc. ("WinWin").  This joint venture provides the opportunity to create a variety of lottery and gaming websites to be marketed throughout the world in jurisdictions where Internet gaming is legal.

WinWin is a U.S. publicly traded company listed on the OTC-BB, ticker symbol WNWN that is a full-service lottery and gaming operations company which develops, operates and markets lotteries, land-based casinos and Internet lottery and gaming sites directly and through joint ventures in countries around the world.  WinWin specializes in creating lottery and casino games to assist countries to finance national projects, humanitarian causes and for special relief fund-raising.   As the name implies, the corporate mission of WinWin is to benefit all parties involved, the national governments, the citizens of each country and WinWin.

"We believe the addition of Internet lottery sites allows us to further expand our international land-based lottery operations and provide a greater range of options to potential customers, particularly in Southeast Asian markets" said WinWin President Patrick Rogers.

 Jacob Kalpakian, President of Las Vegas states, "With our development of innovative Chinese games, we believe that this joint venture is a good match for Las Vegas."

ABOUT THE COMPANY:

Las Vegas is a publicly traded company and through its wholly owned Antiguan subsidiary, Action Poker Gaming Inc. ("Action Poker") provides innovative Internet Software designed for the online gaming industry.  Action Poker is fully licensed by the Kahnawakee Mohawk Reserve near Montreal, Canada and has several licensees including Atlantis World Poker.com, Viet-Casino.com and Platinum Gaming Club.com in addition to its main operating website, Tiger Gaming.com.  Las Vegas specializes in creating multi-player interactive poker games featuring traditional games such as Texas Hold'em and Asian themed games such as Chinese Poker and Big 2.  The Company also became the first in the industry to recently introduce an online version of the popular California card room game Panguingue or Pan.

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition, risks associated with changing customer preferences and other risks detailed in the Company's filings with securities regulatory authorities.  These risks may cause results to differ materially from those projected in the forward-looking statements.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT (604) 681-0204, OR info@lvfh.com OR VISIT OUR WEBSITE AT www.lvfh.com

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

"Jake Kalpakian"

_____________________________

Jake Kalpakian,

President

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O.BOX 10147, #1460 -701 West Georgia Street

Vancouver, B.C.  V7Y 1C3

Tel: (6040 681-0204  Fax: (604) 681-9428

Website: www.lvfh.com   email: info@lvfh.com